March 28, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Natixis Funds Trust II
	File No.:	811-00242
	Filing Type:	Form N-1A

Dear Mr. Rakestraw:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 1, 2016, regarding the post-effective amendment to the Natixis Funds Trust II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Global Growth Fund (the “Fund”), which was filed with the Commission on January 15, 2016 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective on March 31, 2016.

Prospectus

1.	Comment. The parenthetical “(estimated for the current fiscal year)” should be deleted from the “Other expenses” caption in the Annual Fund Operating Expenses table and a footnote should be added to the table to indicate that “Other expenses” are based on estimated amounts for the current fiscal year.

Response. The Registrant has revised the Annual Fund Operating Expenses table and added the requested footnote.

2.	Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year.

Response. The Registrant confirms that this undertaking is in effect through March 31, 2017, and has inserted this date into Footnote 1.

3.	Comment. Please confirm that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below the current expense cap and the expense cap stated in the then effective prospectus.

Response. The Registrant confirms that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods remain below both the current expense cap and the expense cap stated in the then effective prospectus.

4.	Comment. In the “Principal Investment Strategies” section of the “Fund Summary,” please clarify the maximum amount of Fund assets that may be invested in Canadian securities. Please confirm that investing in Canadian securities will be a principal investment strategy of the Fund.

Response. The Fund does not intend to invest in Canadian securities as a principal investment strategy. Accordingly, the Registrant will revise the third sentence in the first paragraph of the “Principal Investment Strategies” section as follows:

“The Fund may also invest up to 30% of its assets in securities that provide exposure to emerging markets ~~and may invest any portion of its assets in equity securities of Canadian issuers~~.”

5.	Comment. The summary section of the Fund’s prospectus states that the Fund’s portfolio manager aims to invest in companies “when they trade at a significant discount to the estimate of intrinsic value.” Consider adding disclosure regarding “value stock risk” as a principal investment risk of the Fund.

Response. In response to this comment the Registrant has added the following sentence to the “Equity Securities Risk” section of the fund summary~~.~~:

“Value stocks also present the risk that their lower valuations fairly reflect their business prospects and that investors will not agree that the stocks represent favorable investment opportunities, and they may fall out of favor with investors and underperform growth stocks during any given period.”

6.	Comment. Please describe what is meant by the term “foreign currency transactions” as it is used in the “Principal Investment Strategies” and “Principal Investment Risks” sections of the fund summary. Will the Fund invest directly in foreign currencies, currency forwards or futures? If investing in derivative securities will be a principal investment strategy of the Fund please include the necessary strategy and risk disclosures.

Response. The Fund uses the term “foreign currency transactions” to include foreign currency forwards and foreign currency futures. The Fund will not invest directly in foreign currencies as a principal investment strategy. In response to this comment the Registrant has revised the fourth paragraph of the “Principal Investment Strategies” section as follows:

“The Fund may also engage in foreign currency transactions (including foreign currency forwards and foreign currency futures) for hedging purposes, ~~transactions~~, invest in options for hedging and investment purposes and invest in securities issued pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144A securities”). ~~Although permitted to,~~ Under normal market conditions, the Adviser does not ~~currently~~ intend to hedge currency risk, which may cause the Fund to incur losses that would not have been incurred had the risk been hedged. Except as provided above, the Fund is not limited in the percentage of its assets that it may invest in these instruments.”

The Registrant respectfully submits that no additional changes to the “Principal Investment Strategies” and “Principal Investment Risks” sections are necessary.

7.	Comment. The “Currency Risk” and “Derivatives Risk” disclosure within the “Principal Investment Risks” section refers to “currency-related instruments.” Please describe in detail what is meant by “currency-related instruments.”

Response. In response to this comment the Registrant has replaced the term “currency-related instruments” with “foreign currency forwards and foreign currency futures” in the “Currency Risk” disclosure in the “Principal Investment Risks” sub-section of the “Fund Summary” section and the “More Information About the Fund” section.

In addition, the Registrant has revised the first sentence of the “Derivatives Risk” disclosure in the “Fund Summary” as follows:

“Derivative instruments (such as those in which the Fund may invest, including foreign currency ~~transactions~~ forwards and forward currency futures and options) are subject to changes in the value of the underlying assets or indices on which such instruments are based.”

8.	Comment. Please revise the “Principal Investment Strategies” disclosure in the “Fund Summary” (in response to Item 4 of Form N-1A) to reflect a summary of the principal investment strategies disclosed in the section “More Information About the Fund” (in response to Item 9 of Form N-1A).

Response. The Registrant has determined that the disclosures provided in response to Item 4 of Form N-1A appropriately summarize the key information that is important to an investment decision with a level of detail that is not overly long, dense or complex. Therefore, the Registrant respectfully declines to revise the disclosures provided in response to Item 4 of Form N-1A.

9.	Comment. In the “Principal Investment Strategies” sub-section of the “More Information About the Fund” section of the prospectus, please clarify how the Adviser determines if a country is an “emerging market.”

Response. The Registrant notes that the “Principal Investment Strategies” sub-section of the “More Information About the Fund” section of the prospectus indicates that the Fund uses the designation set forth by the MSCI All Country World Index (“ACWI”) for purposes of determining whether a country is considered a developed or emerging market. Nevertheless, in response to this comment, the above-referenced disclosure has been revised as follows:

Under normal market conditions, the Fund will invest primarily in equity securities, including common stocks and depositary receipts. The Fund will invest in securities that provide exposure to no fewer than three countries, which may include the U.S. In addition, the Fund will invest at least 40% of its assets in securities of companies that maintain their principal place of business or conduct their principal business activities outside the U.S., companies that have their securities traded on non-U.S. exchanges or companies that have been formed under the laws of non-U.S. countries. The Fund may also invest up to 30% of its assets in securities that provide exposure to emerging markets ~~and may invest any portion of its assets in equity securities of Canadian issuers. An “emerging market” country is any country determined by the Adviser to have an emerging market economy, considering factors such as the development of a country’s financial and capital markets.~~ For the purposes of determining whether a particular country is considered a developed or emerging market, the Fund uses the designation set forth by MSCI All Country World Index (“ACWI”). The Fund focuses on stocks of large capitalization companies, but the Fund may invest in companies of any size.

10.	Comment. In the “Principal Investment Strategies” sub-section of the “More Information About the Fund” section of the prospectus, please describe what factors the Adviser uses to determine, “dynamics that in the manager’s opinion are not likely to change for five years or longer.”

Response. In response to this comment, the above-referenced disclosure has been revised as follows:

“The Fund normally invests across a wide range of sectors and industries. The Fund’s portfolio manager employs a growth style of equity management that emphasizes companies with sustainable competitive advantages, long-term structural growth drivers, attractive cash flow returns on invested capital, and management teams focused on creating long-term value for shareholders. ~~Long-term structural growth drivers are dynamics that in the manager’s opinion are not likely to change for five years or longer such as the transition of consumer shopping from in-store to online.~~ The Fund’s portfolio manager aims to invest in companies when they trade at a significant discount to the estimate of intrinsic value.”

11.	Comment. In the second paragraph of the “Principal Investment Strategies” section please explain in plain English the phrase “a growth style of equity management.”

Response. The Registrant respectfully submits that the phrase “growth style of equity management” is commonly understood by investors to refer to an investment style that emphasizes growth stocks rather than value stocks. Nevertheless, in response to this comment, the Registrant has revised the disclosure as follows:

“The Fund normally invests across a wide range of sectors and industries. The Fund’s portfolio manager employs a growth style of equity management, which means that the Fund ~~invests in~~ seeks to invest in companies ~~that the portfolio manager believes have earnings that will grow faster than the economy as a whole. The Fund’s portfolio manager emphasizes companies~~ with sustainable competitive advantages, long-term structural growth drivers, attractive cash flow returns on invested capital, and management teams focused on creating long-term value for shareholders. The Fund’s portfolio manager also aims to invest in companies when they trade at a significant discount to the estimate of intrinsic value.”

12.	Comment. In the paragraph labeled “Currency Risk” in the sub-section “Principal Investment Risks” please be more definitive regarding the Fund’s intent to invest in “securities or other instruments denominated in, or receive revenues in foreign currencies.” Additionally, please confirm whether the Fund intends to invest in derivative investments for investment exposure purposes.

Response. In response to this comment the Registrant has revised the disclosure as follows:

“The Fund may be subject to currency risk because it ~~may~~ invests in ~~currency related instruments~~ foreign currency forwards and foreign currency futures and invests in securities or other instruments denominated in, ~~or receives revenues~~ and that generate income denominated in, foreign currencies.”

The Registrant confirms that the Fund may invest in options for investment exposure purposes.

13.	Comment. In the paragraph labeled “Equity Securities Risk” in the sub-section “Principal Investment Risks” there is no mention of growth stocks. Please include disclosure regarding the risks associated with investing in growth stocks.

Response. In response to this comment the Registrant has added the following sentence to the “Equity Securities Risk” section of the prospectus.

“Growth stocks are generally more sensitive to market movements than other types of stocks primarily because their stock prices are based heavily on future expectations. If the Adviser’s assessment of the prospects for a company’s growth is wrong, or if the Adviser’s judgment of how other investors will value the company’s growth is wrong, then the price of the company’s stock may fall or not approach the value that the Adviser has placed on it.”

14.	Comment. Please confirm that the Fund expects ownership of its shares to be concentrated in fund of funds or a large number of similarly managed accounts as described in the first sentence of the “Large Investor Risk” section of the prospectus.

Response. Because it is a new fund, the Fund believes that ownership of its shares may be concentrated in one or a few large investors. However, the Fund does not anticipate that any of these “large investors” will be funds of funds or similarly managed accounts. In response to this comment the first sentence of the “Large Investor Risk” section has been revised as follows:

“Ownership of shares of the Fund may be concentrated in one or a few large investors ~~such as a fund-of-funds or a large group of similarly managed accounts~~.”

Statement of Additional Information (“SAI”)

15.	Comment. To the extent that the SAI incorporates any information by reference, please provide the appropriate reference(s).

Response. The Registrant does not anticipate that any information will be incorporated by reference into the SAI. Therefore, the Registrant respectfully submits that no additional disclosure is necessary.

16.	Comment. The SAI indicates that the Fund may invest in “Investment Companies.” If the Fund expects to have Acquired Fund Fees and Expenses greater than one basis point, include disclosure regarding Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table in the prospectus.

Response. The Fund does not currently expect to invest in the securities of other investment companies in an amount sufficient to incur fees and expenses greater than one basis point. Accordingly, the Registrant respectfully submits that no additional disclosure in the Fund’s Annual Fund Operating Expenses table is necessary.

17.	Comment. Please indicate whether the Fund is diversified or non-diversified pursuant to Section 5(b) of the Investment Company Act of 1940.

Response. In response to this comment the Registrant has added the following disclosure to the “Investment Restrictions” section of the SAI:

“The Loomis Sayles Global Growth Fund has elected to be classified as a diversified series of an open-end investment company.”

18.	Comment. In the sub-section entitled “Bank Loans, Loan Participations and Assignments”:

(a)	Please disclose that it may take longer than seven days for transactions in bank loans to settle and disclose how the Fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

(b)	Please disclose that bank loans can take significantly longer than seven days to settle and that this can translate into a risk that shareholders may not be paid if they redeem or may incur losses if proceeds are not available.

(c)	Please disclose that bank loans may not be securities and therefore may not have the protections afforded by federal securities laws.

Response. The Registrant notes that the sub-section entitled “Bank Loans, Loan Participations and Assignments” includes the following disclosures:

“Bank loans are generally less liquid than many other debt securities. Transactions in bank loans may settle on a delayed basis, such that a Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale. As a result, the proceeds related to the sale of bank loans may not be available to make additional investments or to meet the Fund’s redemption obligations until a substantial period after the sale of the loans.

Some loans may not be considered “securities” for certain purposes under the federal securities laws, and purchasers, such as the Fund, therefore may not be entitled to rely on the anti-fraud protections of the federal securities laws. Loans and other debt instruments that are not in the form of securities may offer less legal protection to the Fund in the event of fraud or misrepresentation.”

The Registrant believes that these disclosures adequately describe the risks that bank loans may take significantly longer to settle, that shareholders may not be paid if they redeem or may incur losses if proceeds are not available, and that bank loans may not have the protections afforded by the federal securities laws. In response to this comment, the Registrant has added the following disclosure to the sub-section entitled “Bank Loans, Loan Participations and Assignments”:

“In order to finance redemptions pending settlement of bank loans, a Fund may employ a wide variety of means to meet short-term liquidity needs, including, without limitation drawing on its cash and other short term positions, all of which may adversely affect the Fund’s performance. With limited exceptions, the Adviser will take steps intended to ensure that it does not receive material non-public information about the issuers of bank loans who also issue publicly traded securities, and therefore the adviser may have less information than other investors about certain of the loans in which it seeks to invest.”

19.	Comment. Please confirm that the Fund will comply with previous Staff guidance regarding asset segregation and coverage to support its obligations under its derivatives positions.

Response. The Registrant confirms that it will comply with previous Staff guidance regarding asset segregation and coverage to support its obligations under its derivatives positions.

20.	Comment. Please confirm that, consistent with Staff guidance, the Fund will cover the full notional amount of credit default swaps for which the Fund is the seller of protection.

Response. The Registrant confirms that it will cover the full notional amount of credit default swaps for which it is the seller of protection, consistent with Staff guidance.

Part C

21.	Comment. Please include an opinion and consent of counsel in response to Item 28(i) of Form N-1A.

Response. The Registrant will include an opinion and consent of counsel as an exhibit to the Registrant’s upcoming Rule 485(b) filing.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.